Exhibit 99.1

Covering Millions of Crypto Users, UTime Signs Non-Binding Letter of Intent to Acquire Data Platform “Feixiaohao” for Web3 Infrastructure Expansion

SHENZHEN, China, March 13, 2026 — UTime Limited (Nasdaq: WTO), a global technology company engaged in the design, development, and manufacturing of mobile devices and smart hardware products, today announced its intention to acquire 100% of the outstanding equity of Feixiaohao Technology Inc., operator of the renowned “Feixiaohao” Web3 Data Analytics & Asset Pricing Platform (feixiaohao.ai).

The proposed transaction is valued at up to USD80 million, structured through a combination of USD64 million in UTime ordinary shares or convertible preferred shares and USD16 million in cash consideration. This intended acquisition, upon completion, will mark UTime’s strategic entry into the rapidly growing Web3 and blockchain data infrastructure sector, with the potential to bring millions of cryptocurrency users into its expanding digital ecosystem.

Feixiaohao: A Gateway to the Crypto World

Feixiaohao Technology Inc. owns and operates one of the most comprehensive Web3 data platforms in the industry, serving millions of cryptocurrency investors and Web3 enthusiasts worldwide. The platform provides essential data services including digital asset pricing, on-chain data analytics, project tracking, and market sentiment monitoring. With extensive coverage across multiple major public blockchains and thousands of digital assets, Feixiaohao has established itself as a trusted gateway for users navigating the complex cryptocurrency landscape.

The proposed acquisition would include all technology platforms, source code, databases, trademark rights, and key employee contracts and partnerships related to the Feixiaohao platform. UTime believes that this comprehensive asset package would position UTime to leverage Feixiaohao’s established user base and data infrastructure as a foundation for future growth in Web3 services.

Strategic Rationale: Bridging Hardware and Data

“With this intended acquisition, we are taking a significant step toward bringing millions of crypto users into the UTime ecosystem,” stated Mr. Hengcong Qiu, CEO of UTime Limited. “We believe that Feixiaohao is not merely a data platform—it is the entry point for millions of users exploring the blockchain world. If completed, this acquisition will enable us to integrate Feixiaohao’s robust data capabilities with UTime’s hardware expertise, creating innovative applications that bridge physical devices with digital assets.”

UTime further believes that the proposed transaction, if completed, would enable UTime to combine its hardware manufacturing capabilities with Feixiaohao’s data infrastructure, potentially enabling new product categories that integrate blockchain data services directly into mobile devices and smart hardware.

Next Steps

Following execution of the nonbinding term sheet, the parties have commenced preliminary discussions and intend to further negotiate and execute a definitive agreement, subject to the conditions outlined in the term sheet.

About UTime Limited

Trading under the NASDAQ ticker WTO, UTime Limited is engaged in the design, development, production, sales and brand operation of mobile devices in China and globally. UTime aims to provide cost-effective products and serves to a broad customer base. For more information, visit UTime’s website at utimemobile.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause UTime’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding UTime’s proposed acquisition of the data platform “Feixiaohao,” including whether the parties will negotiate and enter into a definitive agreement, whether the acquisition will be completed, and, if acquired, whether the Company will be successfully deploy any post-acquisition plans, integration activities, synergies, expected benefits, or Web3 infrastructure expansion initiatives. These forward-looking statements, and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us, including those described in UTime Limited’s Annual Report on Form 20-F and our other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contact

Utime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Attention: Hengcong Qiu, Chief Executive Officer

Tel: (86) 755 86512266

Email: qhengcong@utimemobile.com